                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (Amendment No. 1)(1)

                            The Lamson & Sessions Co.
                            -------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    513696104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [ ].

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

------------------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 2 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,194,816
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,194,816
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,194,816
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 3 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  227,584
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              227,584
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    227,584
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 4 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,422,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,422,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 5 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,422,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,422,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 6 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,422,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,422,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 7 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 8 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 9 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 10 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 11 of 19 Pages
----------------------                                    ----------------------

      The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended and restated as follows:

      The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 1,422,400
Shares beneficially owned in the aggregate by all of the Reporting Persons is approximately $31,302,856, including brokerage commissions.

      Item 4 is hereby amended to add the following:

      On January 18, 2007, Admiral Advisors, an affiliate of Ramius Capital, delivered a letter to the President and Chief Executive Officer and the Board of
Directors of the Issuer urging the Board of Directors to immediately hire a reputable investment bank to fully explore all strategic alternatives to maximize stockholder value, including both a sale of the Issuer's PVC Pipe business and a sale of the Issuer. Admiral Advisors also stated in the letter that it would like to discuss immediate representation on the Issuer's Board of
Directors, and in the event an agreement cannot be reached on Board representation, Admiral Advisors stated that it intends to nominate directors for election at the Issuer's upcoming annual meeting of shareholders. The letter is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

      Item 5 is hereby amended and restated as follows:

      The aggregate percentage of Shares reported owned by each person named herein is based upon 15,761,452 Shares outstanding, as of November 7, 2006, which is the total number of Shares outstanding as reported in the Issuer's
Definitive Proxy Statement on Schedule 14A, filed with the Securities and
Exchange Commission on November 16, 2006.

      A.    Starboard

        (a) As of the date of this filing, Starboard beneficially owns 1,194,816
Shares.

            Percentage: Approximately 7.6% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 1,194,816
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,194,816
            4. Shared power to dispose or direct the disposition: 0

        (c) The number of Shares acquired by Starboard since the filing of
Schedule 13D is set forth in Schedule A and is incorporated by reference.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 12 of 19 Pages
----------------------                                    ----------------------

      B.    Parche

        (a) As of the date of this filing, Parche beneficially owns 227,584
Shares.

            Percentage: Approximately 1.4% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 227,584
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 227,584
            4. Shared power to dispose or direct the disposition: 0

        (c) The number of Shares acquired by Parche since the filing of Schedule
13D is set forth in Schedule A and is incorporated by reference.

      C.    Admiral Advisors

        (a) As of the date of this filing, as the investment manager of
Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 1,194,816 Shares owned by Starboard and (ii) 227,584
Shares owned by Parche.

            Percentage: Approximately 9.0% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 1,422,400
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,422,400
            4. Shared power to dispose or direct the disposition: 0

        (c) Admiral Advisors did not enter into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Shares since the filing of Schedule 13D on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

      D.    Ramius Capital

        (a) As of the date of this filing, as the sole member of Admiral
Advisors may be deemed the beneficial owner of (i) 1,194,816 Shares owned by
Starboard and (ii) 227,584 Shares owned by Parche.

            Percentage: Approximately 9.0% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 1,422,400
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,422,400
            4. Shared power to dispose or direct the disposition: 0

        (c) Ramius Capital did not enter into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Shares since the filing of Schedule 13D on behalf of Starboard and Parche are set forth in
Schedule A, and are incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 13 of 19 Pages
----------------------                                    ----------------------

      E.    C4S

        (a) As of the date of this filing, as the managing member of Ramius
Capital, C4S may be deemed the beneficial owner of (i) 1,194,816 Shares owned by
Starboard and (ii) 227,584 Shares owned by Parche.

            Percentage: Approximately 9.0% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 1,422,400
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,422,400
            4. Shared power to dispose or direct the disposition: 0

        (c) C4S did not enter into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Shares since the filing of
Schedule 13D on behalf of Starboard and Parche are set forth in Schedule A and are incorporated herein by reference.

      F.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

        (a) As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 1,194,816 Shares owned by Starboard and (ii) 227,584
Shares owned by Parche. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard and
Parche by virtue of their shared authority to vote and dispose of such Shares.
Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such
Shares.

            Percentage: Approximately 9.0% as of the date hereof.

        (b) 1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,422,400
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,422,400

        (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Schedule 13D. The transactions in the Common Stock since the filing of Schedule 13D on behalf of
Starboard and Parche are set forth in Schedule A and are incorporated herein by reference.

        (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

        (e) Not applicable.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 14 of 19 Pages
----------------------                                    ----------------------

      Item 7 is hereby amended to include the following exhibits:

            4. Letter from Admiral Advisors to the President and Chief Executive
               Officer and Board of Directors of the Issuer, dated January 18,
               2007.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 15 of 19 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2007

STARBOARD VALUE AND OPPORTUNITY        ADMIRAL ADVISORS, LLC
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
                                           its managing member
PARCHE, LLC
By: Admiral Advisors, LLC, its         RAMIUS CAPITAL GROUP, L.L.C.
    managing member                    By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
----------------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 16 of 19 Pages
----------------------                                    ----------------------

SCHEDULE A
----------

           Transactions in the Shares Since the Filing of Schedule 13D
           -----------------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
  ----------------------           ---------                 --------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                ------------------------------------------------

          42,000                    23.4549                  01/09/07
          18,900                    23.5467                  01/10/07
          42,000                    23.7476                  01/11/07
         252,000                    23.3092                  01/16/07
          58,800                    23.4004                  01/17/07

                                   PARCHE, LLC
                                   -----------

           8,000                    23.4549                  01/09/07
           3,600                    23.5467                  01/10/07
           8,000                    23.7476                  01/11/07
          48,000                    23.3092                  01/16/07
          11,200                    23.4004                  01/17/07

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 17 of 19 Pages
----------------------                                    ----------------------

EXHIBIT INDEX
-------------

      Exhibit                                                          Page
      -------                                                          ----

4.    Letter from Admiral Advisors to the President and Chief
      Executive Officer and Board of Directors of the Issuer,
      dated January 18, 2007                                         18 to 19

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CUSIP No. 513696104                   13D                    Page 18 of 19 Pages
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ADMIRAL ADVISORS, LLC LETTERHEAD

January 18, 2007

Michael Merriman
The Lamson & Sessions Co.
President and CEO
25701 Science Park Drive
Cleveland, OH 44122

CC:   Board of Directors

Dear Michael,

We continue to believe The Lamson & Sessions  Co.  ("LMS" or the  "Company")  is
significantly undervalued.  Since our initial 13D filing on December 5, 2006, we have increased our ownership stake to 9.0% of the Company's shares  outstanding, making us the largest  stockholder of LMS. We remain steadfast in our commitment to this investment and our conviction  about the value  opportunity.  To realize this  value  for all  stockholders,  we urge  the  Board to  immediately  hire a reputable investment bank to fully explore all strategic alternatives, including both a sale of the PVC Pipe business and a sale of the entire company.

Recent events have  confirmed our belief that in order to maximize value at LMS, the PVC Pipe business must, and can, be sold.  When we met with you and Jim Abel in Cleveland on December 15, 2006, just two weeks prior to the end of the fourth quarter,  you  mentioned to us that over the past several  years the Company has made  significant  operational  improvements  in  the  PVC  Pipe  business  and, therefore, the PVC Pipe business would no longer be in a position to lose money,
even  in  cyclical   troughs.   Based  on  the   January   16,   2007   earnings
pre-announcement,  however,  it is clear  that the PVC  Pipe  business  did lose money. The shortfall in the Company's fourth quarter  operating  results was due entirely to the PVC Pipe business,  which generated a loss of between $1 million and $2 million. We are concerned that management does not have a clear handle on the PVC Pipe business and its potential  impact on consolidated  performance and valuation.  Further, the volatility  associated with this business will continue to demand  management's  increased  attention.  The PVC Pipe business  should be sold, and, in the current market environment, it can be sold.

On January  16,  2007,  PW Eagle,  Inc.,  a  competitor  in the PVC pipe  market
("PWEI"),  announced a definitive  agreement to be acquired by J-M Manufacturing
Company,  Inc. for $33.50 per share. Based on analyst  estimates,  this purchase price  represents an Enterprise  Value / Normalized  EBITDA  multiple of between
6.4x and 7.0x.  The  successful  sale of PWEI further  demonstrates  the current market demand for assets similar to LMS' PVC Pipe  business.  As you may recall, during several discussions with you and Jim, we discussed the potential value of
LMS' PVC  Pipe  business.  Much of  those  discussions  centered  on  bipartisan speculation as to whether market value multiples for PWEI, the closest pure-play

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CUSIP No. 513696104                   13D                    Page 19 of 19 Pages
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publicly traded  comparable,  were near realizable value.  Based on the positive outcome of the sale process to a strategic  buyer,  the  multiple  paid for that business,  and your previously  expressed opinion on PW Eagle's market value, it
should  be  obvious  that  the  Company's  view  of  the  current   mergers  and
acquisitions  landscape  may be stale.  Demand for good assets  continues  to be strong and LMS has a terrific  opportunity  to sell an asset that  continues  to hinder value for  stockholders.  This data point firmly supports the analysis we provided in our prior  letter to you,  dated  December 4, 2006,  that stated our belief  that  LMS'  PVC  Pipe  business  could be sold in a range of 5.0x - 7.0x normalized EBITDA,  representing gross proceeds of up to $70 million. Assuming a
$70 million  value for the PVC Pipe  business,  coupled with the analysis of the value of the other  businesses  set forth in our letter dated  December 4, 2006, would imply a range of value for LMS shares of between $30 and $35.

We are cognizant of the potential  structural  issues  surrounding a sale of the
PVC Pipe business. However, we feel that this is not a compelling reason for not hiring an advisor to explore a sale or disposition  but,  rather,  an additional impetus for seeking  expert advice.  Regardless of any structural  challenges or opportunities,  the  Company's  stock price is deeply  discounted  in the market today and we believe that this situation can and must be remedied. If management and the Board determine after  conducting a thorough  analysis that the PVC Pipe business represents a core piece of the consolidated LMS business and should not be  separated  from Carlon and Lamson  Home  Products,  then the Company  should immediately  explore a  value-maximizing  event  through  the sale of the entire
Company.

We would also like to take this opportunity to reiterate our view that given the material  valuation  discount  ascribed to LMS, the Company  should be using its resources to focus on maximizing  the value of its current assets and should not be exploring acquisitions either in cash or in stock.

We hope that our dialogue will remain  constructive  as we believe the Board and the  stockholders'  interests  should be  aligned  in  maximizing  value for all stockholders.  We look forward to working with  management and the Board to help evaluate these critical and time-sensitive  decisions.  To effectively work with the Company,  it makes sense at this time to discuss  immediate  and  meaningful representation  on the Board so we can  ensure  that the best  interests  of all stockholders  are  represented.  In the  event  we  cannot  reach  agreement  on representation  and a clear  direction  for the  Company,  we intend to nominate directors for election at the upcoming annual meeting.

In addition to continuing our dialogue with management,  we would welcome direct contact with any of the current members of the Board of Directors and trust that the best interests of all stockholders will remain of paramount importance.

Best Regards,

/s/ Jeffrey C. Smith
---------------------------
Jeffrey C. Smith
Executive Managing Director
Ramius Capital Group